VAMPR

LinkedIn for Creatives


vampr
The marketplace
empowering top talent
in the music industry
Best of App Store
APRA AMCOS
Forbes
HUFFPOST
Reverb
TechCrunch

Highlights

1. 📈 One million sign-ups in 190+ countries with 22% MoM revenue growth in 2021
2. 🚀 $2.6M previously raised from music industry execs, VCs, angels and 2000+ crowd investors 🦄
3. 🌏 6.5 million connections brokered to-date between aspiring young artists & industry professionals
4. 🎵 Our users have generated 62Bn streams on platforms like Spotify & TikTok, with $162M in royalties
5. 💸 $16.5 billion serviceable obtainable market, set to double over the next decade
6. 🚨 Projected Run Rate of $9M by Q4 2023 on current growth trajectory (not guaranteed)
7. 🏆 Award winning platform including Apple's Best of the Year and Music Week 2021 Consumer Innovation

📰 Featured in Forbes, TechCrunch & NASDAQ — investors include executives from Beatport.
7. 🏆 Award winning platform including Apple's Best of the Year and Music Week 2021 Consumer Innovation

8. 📰 Featured in Forbes, TechCrunch & NASDAQ — investors include executives from Beatport, WMG & Sony

Our Team



Josh Simons

B.Bus. TMN 30 Under 30. Successful songwriter and indie record label manager with 10 million+ streams writing for artists such as Travis Scott and with his own band Buchanan, who have global touring experience with Carrie Underwood and Keith Urban

> Baz and I are both lifelong musicians who spent many years struggling before making a living from our art. This story is not uncommon. The obstacles aren't talent or ambition. We simply didn't know the right people. There had to be a better way. With Vampr we are striving to eradicate this pain point for the next generation of creative souls.



Baz Palmer

BA DipEd. Experienced tech entrepreneur with companies turning over $75M/annum. Best known as the songwriter and guitarist for multi-platinum selling band, Hunters & Collectors, one of Australia's most popular acts and a ARIA Hall of Fame inductee



Jessy Trengove

B.Com., Dip.Lang. 5 years international experience in tech startups. With a background in product management, operations and data analysis, her skills place her at the intersection of consumer and product



Chris Lowe

BA Info Systems. 20 years CTO experience running tech companies and providing hands-on technical leadership for engineering teams globally. Former clients include Sony Music and Volkswagen



Russell Colman

B.Eng., M.Sc. 30+ years experience in tech R&D and startup ventures. Most recent venture, ATMECO, was acquired in 2014 by international private group operating worldwide



Josh 'Smithy' Smith

BA Music Production. 6 years experience in music tech startups, with a focus on using innovation to lower the barrier to entry for young creatives whilst improving their commercial potential

---

The Number-One Professional Network for Musicians and Creatives

We are Vampr: a marketplace empowering top talent in the music industry.


Vampr - Meet the Founders
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Vampr is a social-professional talent marketplace encompassing tens of thousands of creative professions - from graphic designers and producers, to choreographers and bass players.


THE #1
NETWORK
FOR MUSICIANS

That means with the swipe of a thumb, our proprietary algorithm sifts through a **1 million+** user base of passionate creatives - all to help you find your perfect collaborative match, and move the needle in your career.


vampr
vampr


My new demo!

Plus, we also help our users solve their creative needs through services offered both on and off the platform - all while helping them get discovered. In fact, Vampr music users have collectively received over **62 billion streams**, generating **$162 million in royalties**.


62 Billion Streams
VAMPR ARTISTS
$162 Million
ROYALTIES EARNED
Make money from your tracks...

THE PROBLEM

Professional Networking for Creatives is Broken

These days, getting discovered for your talents is harder than ever.

Musicians and creatives have available an abundance of digital tools and services to further their careers - however, their experience is fragmented.


PROFESSIONAL NETWORKING FOR CREATIVES IS BROKEN & GETTING DISCOVERED IS HARDER THAN EVER
01 Generic Social Networks are unfocused & industry agnostic
02 Traditional Distribution & Publishing companies have a limited capacity
03 Online creator tools are spread across multiple providers

The signal-to-noise ratio is worse than ever, and meanwhile, who you know and where you live are still critical to success.

THE MARKET

We are Making Waves in Three Booming Markets

Vampr targets all participants in the music ecosystem. Our core business model is directed at the market of those who spend money developing their skill sets annually, which is valued at **$45 billion.**

In addition, we offer music distribution and music sync publishing services, two separate and additional verticals within the industry, valued respectively at **$23.1 billion globally** and **$6.4 billion in the US alone**.


$45 Billion
ARTIST SKILL
DEVELOPMENT SPEND
$23.1 Billion
MUSIC
DISTRIBUTION
$6.4 Billion
MUSIC SYNC

This is our total addressable market - however, we have identified a serviceable obtainable market of $16.5 billion based on the current services we offer, set to double over the next decade.


Serviceable Obtainable Market
$36B
$32B
$28B
$24B
$20B
$16B
$12B
$8B
$4B
CURRENT
+ 10 YEARS

THE SOLUTION

Connections that matter

What we do comes in three easy steps...

Discover: Find musicians, industry professionals, and music lovers near you. Get your latest music news and see updates from other Vampr users.

Connect: Build your network, message your new contacts, and collaborate with other inspiring artists.

Control: From Publishing to Pro with Distribution – we're here to support you professionally and help you make money from your tracks.


Why Creatives Love Vampr
Instant Recommendations
from our proprietary
algorithm deliver the
perfect match
vampr
Emma, 22



We help artists accomplish all of this through our Publishing and Pro services:


VAMPR
PUBLISHING
A revolutionary kind of sync agreement
Non-exclusive
Free upfront
Cancel anytime
65/35 split in favor of artists – we only take a fee if we sync your tracks
VAMPR
PRO
Share your posts with the entire Vampr community
Make your profile matter with unlimited tracks & videos
Search the world & collaborate remotely
More chances to connect per day
Distribute your music on Spotify, Apple Music & all leading DSPs, keeping 100% of your royalties

We believe previous startups attempting to own this space have failed due to struggles in balancing user acquisition while improving the product and raising capital.

We knew that in order to win we needed to start small - initially connecting just singers, songwriters, band members and producers. Over time, as our product improved and our user base grew, our community wanted to have access to more categories on Vampr - and we had already built the infrastructure to do just that. Today, our talent marketplace boasts over 20,000 skill sets!

As a result, we have been able to establish defensibility, as scale is the only defensibility in a talent marketplace or social network.

Let's look at the **business model** that makes it all happen:

1. Vampr Pro - Our premium subscription service

- Offers users a suite of additional tools not available to our freemium users
- Currently 3% of our WAUs are paying for Pro, with revenues growing 22.25% MoM since launch in August 2020
- Current cost of acquiring a Pro user is $28.60, while our subscription plans range from $35.99 - $59.88 on an annual basis

2. Cost-Per-Click, Cost-Per-Engagement, CPM & Affiliate Ads

- Displayed on our news feed and discovery section of the app
- Launched in July 2021
- $2 CPC, $0.40 CPE, $10 CPM, 30% affiliate sales commission

3. Vampr Publishing Catalog

- IP rights representation and management division
- Initial focus on building a quality catalog, with agreements signed to represent over 40,000 tracks from 20,000 artists - growing 14% MoM
- Ready for exploitation in the sync marketplace


Vampr - Celebrating six million connections
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MMI MAC
@THETAMMIMACSHOW
RAE KHALIL
@RAEKHALIL

In a landscape where media companies like TikTok and Netflix compete for consumers' time, Vampr commands an average session time of 33 minutes a day from our users. For a startup that has only raised $2.6 million to-date, this is nothing short of phenomenal, and we've only just begun.


1 Million
TOTAL USERS
33:24 Minutes
SESSION TIME
6.5 Million
CONNECTIONS
9:41
vampr
View profile
Emma, 22
Los Angeles, CA • 45 miles away
Common artists

WHY INVEST

Together, We Can Make Music Happen

In 5 years, we envision Vampr to be a complete and essential marketplace for all creative professionals around the world. In short, we aim to be the LinkedIn for creatives.


WE AIM TO BE THE
LinkedIn For Creatives

Similar to how Facebook expanded from colleges, then high school and onto conquering the world, we plan to expand by gradually adding tools and services to support the various creative niches, methodically and strategically.

The next big milestone for Vampr will be the introduction of a desktop experience in addition to our current mobile offering. This will be done in conjunction with a 10x increase in User Acquisition spend. We expect this investment to accelerate growth and flow back into company revenue.

Check out our historical user growth:


User Growth Over Time
1M
750K


Relaunch
500K
250K
0
2016
2017
2018
2019
2020
2021

And it's not just about quantity, but quality too:


Increasing Engagement
Daily Average Session Time
32 mins
24 mins
16 mins
8 mins
2016
2017
2018
2019
2020
2021

With group company revenues growing accordingly:


Revenue Growth
$600K
$450K
$300K
$150K
Projected Year-End
2019
2020
2021

In addition to the 2000+ investors from over 50 countries who joined us in our past two crowdfunding rounds, we've partnered with, and have been backed by, accomplished angel investors, who share our vision of dominating the social media sphere for creatives.


Backed by Accomplished Angel Investors
David Rickert
Managing Director
RZN8 Capital
Matt Adell
FMR Beatport CEO,
Napster SVP
Nick Feldman
FMR Sony Music Exec
& Wang Chung band
David Weisburd
Co-Head of Venture
10X Capital


Along with 2000+ user investors from a maxed-out Reg CF round launched in 2020
Kenneth Pierre
Finance Blogger
Mindful Money Matters
Anne Newton
FMR Warner Marketing &
Kelly Music Director
John Hayden
NHL Star
New Jersey Devils
Miles Wood
NHL Star
New Jersey Devils

This is your chance to invest in the fastest-growing niche social network built around the rapidly expanding music industry. Don't miss out on this unique and exciting opportunity!


GRAB A PIECE OF THE ACTION AT
The Height Of A Niche Social Network's Growth

And don't just take our word for it — here are some industry awards we've earned since launching:


Awards & Industry Recognition
MusicWeek AWARDS 2021 FINALIST
app growth awards 2020 FINALIST
2018 WINNER
THE LOVIE AWARDS
BEST OF 2017
2017 WINNING STARTUP SF MUSICTECH SUMMIT
APP IDEA AWARDS
SBF SILICON BEACH FEST 2016


Proud supporters of
R U OK?
ROCK THE VOTE

Downloads

Bandlink Pty Ltd Cap Table - Summary Table.pdf

Vampr Investor Deck - September 2021 CF .pdf